UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended Dec. 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number:  1-3034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nuclear Management Company, LLC
NMC Savings and Retirement Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XCEL ENERGY INC.
414 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55401
(612) 330-5500

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Nuclear Management Company, LLC NMC Savings and Retirement Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of the Nuclear Management Company, LLC NMC Savings and Retirement Plan (the "Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2012, and (2) reportable transactions (transactions in excess of five percent of the current value of plan assets) for the year ended December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis Minnesota
July 11, 2013

Nuclear Management Company, LLC
NMC Savings and Retirement Plan
Statements of Net Assets Available for Benefits

	Dec. 31, 2012	Dec. 31, 2011

Assets:
Cash (Note 3)	$81,770,553	$-
Participant-directed investments at fair value (Notes 2 and 6)	41,451,386	117,127,571
Receivables:
Employer contributions	812,047	760,179
Participant contributions	77,453	49,425
Notes receivable from participants (Note 2)	752,410	692,635
Receivables for securities sold	-	492,785
Total receivables	1,641,910	1,995,024
Total assets	124,863,849	119,122,595

Liabilities:
Payables for securities purchased	-	(563,570)
Total liabilities	-	(563,570)

Net assets available for benefits, at fair value	124,863,849	118,559,025

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(676,616)	(599,755)

Net assets available for benefits	$124,187,233	$117,959,270

The accompanying notes are an integral part of the financial statements.

Nuclear Management Company, LLC
NMC Savings and Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended Dec. 31, 2012

Contributions:
Participant	$2,288,408
Employer	1,763,026
Rollover	46,809
Total contributions	4,098,243

Investment income:
Dividend and interest income	1,925,393
Fee income (Note 2)	106,541
Net appreciation in contract value of guaranteed income contract	419,120
Net appreciation in fair value of investments	11,934,390
Total investment income and contributions	18,483,687

Interest income on notes receivable from participants	28,657

Benefits paid to participants	12,176,040
Fee expense (Notes 2 and 7)	106,541
Administrative expenses (Notes 1 and 7)	1,800

Net increase in net assets available for benefits	6,227,963

Net assets available for benefits at beginning of year	117,959,270
Net assets available for benefits at end of year	$124,187,233

The accompanying notes are an integral part of the financial statements.

Nuclear Management Company, LLC
NMC Savings and Retirement Plan
Notes to Financial Statements

1.	DESCRIPTION OF PLAN

The following is not a comprehensive description of the Nuclear Management Company, LLC NMC Savings and Retirement Plan (the “Plan”) and, therefore, does not include all situations and limitations covered by the Plan.  Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s information.

General — The Plan is a defined contribution employee benefit plan providing benefits to former eligible employees of Nuclear Management Company, LLC (“NMC”), now employees or retirees of a participating subsidiary of Xcel Energy Inc. (the “Company”).

NMC was initially formed by Xcel Energy Inc., Wisconsin Energy Corporation, and Wisconsin Public Service Corporation, with Alliant Energy Corporation becoming an equal partner in November 1999 and Consumers Energy Company becoming an equal partner in January 2001.  NMC was formed to improve operational performance and sustain safety and reliability levels at its members’ six nuclear plant sites. All partners noted above, with the exception of Xcel Energy Inc., withdrew during 2005 through 2007 and are referred to as former asset owners.

The Plan is subdivided into two main sections: the Savings Plan, which includes the Company match, employee Roth, pre-tax and pre-tax catch-up contributions; and the Retirement Plan which includes the NMC Retirement Contribution and the NMC Money Purchase Pension Plan Transfer Account.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan Operations — The Plan was administered by Wells Fargo Bank, N.A. (“Wells Fargo” or the trustee) as trustee and asset custodian for the year ended Dec. 31, 2012.  The trustee is responsible for holding the investment assets of the Plan, executing investment transactions, and making distributions to former participants.

The Plan was amended effective Jan. 1, 2013 to change its trustee from Wells Fargo to The Vanguard Group, Inc. (“Vanguard”).  See Note 3 for additional discussion of this change.  The amendment also allows Plan participants the option to invest in Company stock and other publicly traded stocks and/or bonds.  Accordingly, the Company filed Form S-8 with the Securities and Exchange Commission on Dec. 21, 2012 to register future stock issuances to the Plan.  No Xcel Energy Inc. common stock was included in the Plan assets at Dec. 31, 2012.

Eligibility — Each employee, who is part of a bargaining unit and whose collective bargaining agreement allows for participation in this plan shall be eligible for participation in the Plan on the first day of employment.  This excludes temporary summer help and student employees who perform services during the summer or semester breaks or as training in connection with an approved course of study.

Former asset owner employees who elected to continue accruing benefits under the asset owner qualified defined benefit pension plan in lieu of the NMC Money Purchase Retirement Plan are not eligible to participate in the merged NMC Retirement Contribution portion of the Plan.  Former asset owners are those parties in interest, detailed above.

Effective Jan. 1, 2008, the Plan was amended to no longer permit non-bargaining nuclear operations employees to contribute to the Plan.  Effective Aug. 1, 2009, certain collective bargaining agreements excluded their respective bargaining nuclear operations employees from participation in the Plan.

Contributions — For the Savings Plan, participants may elect to contribute up to 50 percent of their annual eligible pre-tax earnings as a combination of pre-tax and Roth (after-tax) contributions, up to the annual Internal Revenue Service (IRS) determined maximum.  For both the pre-tax or Roth contributions, or a combination of the two, the Plan allows for a discretionary matching contribution equal to 100 percent of the participant’s first 3 percent of eligible compensation for the Plan year and 50 percent of such portion of the participant’s contributions that exceeds 3 percent, but does not exceed 5 percent.  For the Retirement Plan, the Company made an annual discretionary contribution equal to 5 percent of the employee’s eligible earnings as of Dec. 31, 2012 in January 2013.

Participant Accounts — Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company’s annual retirement contribution, and allocations of Plan earnings or losses.  Allocations are based on the number of participant shares that make up participant account balances.

Benefits and Vesting — Participants in the Savings Plan are immediately vested in their contributions and the Company’s contribution plus actual earnings thereon. Upon termination of service with the Company or determination of permanent disability, a participant (or in the case of death, the participant’s beneficiary) will receive the amount of the participant’s account by a lump-sum cash payment or periodic installments of a specific dollar amount.

Participants are 100 percent vested in the Retirement Plan contributions made by the Company on or after attaining age 65, death, total and permanent disability, or after three years of vesting service.  The Retirement Plan offers distributions of vested amounts as a single lump sum or an annuity. The normal form of benefit for the Retirement Plan is a joint and survivor annuity for a married participant and a single life annuity for a nonmarried participant.

Forfeited Amounts — During 2012, the Company used $30,000 of forfeitures in the Retirement Plan to reduce employer contributions.

At Dec. 31, 2012, there were no further forfeited nonvested accounts available to reduce future employer contributions.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.  In the event of the Plan’s termination, each participant is 100 percent vested and will receive the balance of his or her account.

Administrative Expenses — Certain trustee and recordkeeping fees are paid by the Plan or by the participant, as applicable.  Participant loan set up fees are paid by the participant.  All other fees related to operation of the Plan are paid by the Company.

Notes Receivable from Participants — Participants may borrow from non-Roth after-tax and pre-tax contributions and earnings in their Savings Plan fund accounts any amount greater than $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  The loans are secured by the balance in the participant’s account and bear interest at rates which are based on the Wells Fargo prime rate plus 1 percent at the loan date.  Interest rates at Dec. 31, 2012 ranged from 4.25 percent to 8.25 percent, with maturity dates through March 2022.  Principal and interest are paid ratably through payroll deductions. General purpose loans must be repaid within a five year period, and loans for the purchase of a principal residence have a maximum repayment period of 20 years. Participants may not borrow from their Retirement Plan fund accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements — The Plan’s investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair values of mutual funds and bond funds are based on quoted market prices. The guaranteed income contract in a common collective trust fund is stated at fair value and then adjusted to contract value.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Investments — As of Dec. 31, 2012, the Plan’s net assets were invested in five mutual or bond funds and one guaranteed income contract in a common collective trust.  Each participant elects the percentage of his or her account balance to be invested in each of the six active investment funds or trust.  Investment income includes interest and dividends.  Realized gains and losses on the sale of investments and unrealized gains or losses in the fair value of investments are shown as net appreciation in fair value of investments. Total investment income is allocated to each fund based on the number of units in each fund.

Security transactions are recognized on the trade date (the date the order to buy or sell is executed).  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.

Fully Benefit-Responsive Investment Contracts — In December 2005, the Financial Accounting Standards Board (FASB) issued guidance which requires that fully benefit-responsive investment contracts held by defined contribution plans be reported at fair value. However, the guidance states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.  As required by the guidance, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan invests in a common collective trust, Wells Fargo Stable Value Fund N15, which owns fully benefit-responsive investment contracts.  Prior to Sept. 30, 2012, the Wells Fargo Stable Return Fund N15 was named the Wells Fargo Stable Return Fund N2.  The Plan reflected the Wells Fargo Stable Value Fund N15 at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contract of $(676,616) and $(599,755) as of Dec. 31, 2012 and 2011, respectively in the accompanying Statements of Net Assets Available for Benefits.

Risks and Uncertainties — The Plan provides for various investment options which in general are exposed to various risk factors, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment options, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect amounts reported in the Statements of Net Assets Available for Benefits and participants’ account balances.

Payment of Benefits — Benefit payments are recorded upon distribution.  There were no participants who have elected to withdraw from the Plan that have not yet been paid as of Dec. 31, 2012 and 2011.

Fee Income and Expenses — Administrative expenses of the Plan are paid by the Plan as provided in the Plan document or Service Agreement.  In addition, the investment funds pay 12b-1 and agency fees to the Plan’s Trustee, Wells Fargo.  Fee income from the investment funds to the Plan totaling $106,541 in 2012 was paid to the Trustee and, as a result, the Plan recognized fee income and fee expense in the Statement of Changes in Net Assets Available for Benefits.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code (IRC) limits.

New Accounting Standards

Recently Adopted

Fair Value Measurement — In May 2011, the FASB issued Fair Value Measurement (Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (ASU No. 2011-04), which provides clarifications regarding existing fair value measurement principles and disclosure requirements, and also specific new guidance for items such as measurement of instruments classified within stockholders’ equity.  These requirements were effective for interim and annual periods beginning after Dec. 15, 2011.  This accounting and disclosure guidance was implemented effective Jan. 1, 2012, and the implementation did not have a material impact on the Plan’s financial statements.

Recently Issued

Balance Sheet Offsetting — In December 2011, the FASB issued Balance Sheet (Topic 210) — Disclosures about Offsetting Assets and Liabilities (ASU No. 2011-11), which requires disclosures regarding netting arrangements in agreements underlying derivatives, certain financial instruments and related collateral amounts, and the extent to which an entity’s financial statement presentation policies related to netting arrangements impact amounts recorded to the financial statements. In January 2013, the FASB issued Balance Sheet (Topic 210) – Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities (ASU 2013-01) to clarify the specific instruments and activities that should be considered in these disclosures. These disclosure requirements do not affect the presentation of amounts in the Statement of Net Assets Available for Benefits, and are effective for annual reporting periods beginning on or after Jan. 1, 2013.  It is not expected that the implementation of this disclosure guidance will have a material impact on the Plan’s financial statements.

3.     PLAN AMENDMENT

Effective Jan. 1, 2013, the Plan changed its trustee from Wells Fargo to Vanguard. The process of transferring plan assets held at Wells Fargo to Vanguard occurred over the period Dec. 31, 2012 through Jan. 11, 2013. On Dec. 31, 2012, the majority of the funds that were not previously managed by Vanguard were sold, resulting in a cash balance of $81,770,553. These funds were subsequently transferred to comparable funds offered by Vanguard in January 2013. Mutual funds that were already managed by Vanguard were transferred directly to the new trustee. This conversion triggered a blackout period beginning Dec. 24, 2012 and continuing through Jan. 11, 2013, during which time participants were not able to transfer amounts between funds, request contribution allocations or request distributions. Contributions made during the blackout period were deposited and held in an income fund with Vanguard. At the end of the blackout period, all funds were transferred to their respective investments with the new trustee, and all earnings received during the blackout period were applied to individual participant accounts.

4.     INVESTMENTS

The following investments represented 5 percent or more of the Plan’s net assets available for benefits as of Dec. 31, 2012 and 2011:

	2012		2011
Wells Fargo Stable Return Fund N15 *	$24,003,531		$23,663,224
Vanguard 500 Index Fund Signal Shares *	8,797,945		-	**
Aston TAMRO Small Cap Fund Class I	-	**	6,885,161
PIMCO Total Return Fund	-	**	12,226,406
American Growth Fund of America — Class R5	-	**	9,064,324
American Europacific Growth Fund — R5	-	**	9,029,412
Dodge & Cox Stock Fund	-	**	8,976,932
Vanguard Institutional Index Fund	-	**	7,807,976
Wells Fargo Advantage Dow Jones Target 2020 Fund Class I	-	**	6,332,217

*   Denotes party-in-interest.
**  The fund was not in excess of 5 percent of the Plan’s net assets available for benefits for the year noted.

During the year ended Dec. 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds:
U.S. Equities	$8,254,655
International Equities	1,469,703
Retirement Target Date Funds	1,034,248
Balanced Stock and Fixed Income	391,238
Bond fund	784,546
Guaranteed income contract	419,120
Net appreciation in contract and fair value of investments	$12,353,510

5.	FEDERAL INCOME TAX STATUS

The IRS has determined that the Plan was designed in accordance with applicable IRC requirements by a letter dated Sept. 21, 2011.  The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The statute of limitations applicable to the Plan’s 2009 federal tax return expires in October 2013.

6.	FAIR VALUE MEASUREMENTS

The accounting guidance for fair value measurements and disclosures provides a single definition of fair value and requires certain disclosures about assets and liabilities measured at fair value. A hierarchal framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value is established by this guidance. The three levels in the hierarchy are as follows:

Level 1 — Quoted prices are available in active markets for identical assets as of the reported date. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as listed mutual funds and bond funds.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date. The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, or priced with models using highly observable inputs.

Level 3 — Significant inputs to pricing have little or no observability as of the reporting date. The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation.

The following table presents, for each of these hierarchy levels, the Plan’s assets that are measured at fair value on a recurring basis as of Dec. 31, 2012:

	Level 1	Level 2	Level 3	Total
Cash	$81,770,553	$-	$-	$81,770,553
Mutual Fund — U.S. Equities	17,267,734	-	-	17,267,734
Bond fund	180,121	-	-	180,121
Guaranteed income contract	-	24,003,531	-	24,003,531
Total	$99,218,408	$24,003,531	$-	$123,221,939

The following table presents, for each of these hierarchy levels, the Plan’s assets that are measured at fair value on a recurring basis as of Dec. 31, 2011:

	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. Equities	$54,677,175	$-	$-	$54,677,175
International Equities	9,029,412	-	-	9,029,412
Balanced Stock and Fixed Income	3,853,926	-	-	3,853,926
Retirement Target Date Funds	13,677,428	-	-	13,677,428
Bond fund	12,226,406	-	-	12,226,406
Guaranteed income contract	-	23,663,224	-	23,663,224
Total	$93,464,347	$23,663,224	$-	$117,127,571

For the years ended Dec. 31, 2012 and 2011, there were no significant transfers in or out of Levels 1 or 2.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in funds managed by the trustee. These transactions qualify as exempt party-in-interest transactions under the provisions of ERISA and the IRC.  The amounts paid to Wells Fargo, the trustee, were $107,841 for the year ended Dec. 31, 2012.

8.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of Dec. 31, 2012 and 2011, and the total investment income and contributions per the financial statements to the total income per the Form 5500 for the year ended Dec. 31, 2012:

	2012	2011
Net assets available for benefits per the financial statements	$124,187,233	$117,959,270
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	676,616	599,755
Total net assets per the Form 5500	$124,863,849	$118,559,025

2012
Total investment income, contributions and interest income on notes receivable from participants per the financial statements	$18,512,344
Adjustment from contract value to fair value for fully benefit-responsive investment contracts - current year	676,616
Adjustment from contract value to fair value for fully benefit-responsive investment contracts - prior year	(599,755)
Total income per the Form 5500	$18,589,205

Nuclear Management Company, LLC
NMC Savings and Retirement Plan
(EIN: 41-0448030) (Plan #012)
Form 5500, Schedule H, Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)
As of Dec. 31, 2012

Description			Cost	Current Value

*		COMMON COLLECTIVE TRUST — Wells Fargo Stable Return Fund N15	**	$24,003,531

		MUTUAL FUNDS:	**
*		Vanguard 500 Index Fund Signal Shares	**	8,797,945
*		Vanguard Mid-Cap Index Fund Signal Shares	**	5,244,001
*		Vanguard Small-Cap Index Fund Signal Shares	**	2,528,986
		Aston TAMRO Small Cap Fund Class I	**	696,802

		BOND FUND — PIMCO Total Return Fund	**	180,121

		TOTAL INVESTMENTS		$41,451,386

		CASH		$81,770,553

*		NOTES RECEIVABLE FROM PARTICIPANTS — Interest rates range from 4.25% to 8.25%, maturing 2013-2022	**	$752,410

*		Denotes party-in-interest.
*	*	Historical cost is not required and therefore is omitted for participant-directed funds.

       See accompanying Report of Independent Registered Public Accounting Firm.

Nuclear Management Company, LLC
NMC Savings and Retirement Plan
(EIN: 41-0448030) (Plan #012)
Schedule H, Line 4(j) — Schedule of Reportable Transactions*
For the Year Ended Dec. 31, 2012

Identity of Party Involved	Description of Asset	Total Number of Purchases	Total Number of Sales	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Net Gain

(Category 1. A single transaction within the plan year in excess of 5% of the current value of the plan assets)

Wells Fargo Bank, NA	American Europacific Growth Fund - R5	N/A	219,750	$-	$9,038,314	$8,675,113	$9,038,314	$363,201
Wells Fargo Bank, NA	American Growth Fund of America - Class R5	N/A	286,497	$-	$9,826,845	$7,975,002	$9,826,845	$1,851,843
Wells Fargo Bank, NA	Aston TAMRO Small Cap Fund	N/A	345,368	$-	$6,821,023	$6,243,688	$6,821,023	$577,335
Wells Fargo Bank, NA	Dodge & Cox Stock Fund Class I	N/A	72,304	$-	$8,813,894	$8,345,919	$8,813,894	$467,975
Wells Fargo Bank, NA	PIMCO Total Return Fund	N/A	1,288,941	$-	$14,487,694	$14,117,050	$14,487,694	$370,644
Wells Fargo Bank, NA	Vanguard Institutional Index Fund	N/A	67,407	$-	$8,797,945	$7,514,524	$8,797,945	$1,283,421
The Vanguard Group	Vanguard 500 Index Fund Signal Shares	81,072	N/A	$8,797,945	$-	$-	$8,797,945	$-

* Transactions or a series of transactions in excess of 5 percent of the current value of the Plan's assets as of the beginning of the plan year as defined in section
2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

XCEL ENERGY INC.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on July 11, 2013.

NUCLEAR MANAGEMENT COMPANY, LLC
NMC SAVINGS AND RETIREMENT PLAN

By	/s/ Jeffrey S. Savage
Vice President and Controller
Member, Pension Trust Administration Committee